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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 3)
                                 OPTIBASE, LTD.
                                (Name of Issuer)


          ORDINARY SHARES                                      M7524R108
 NOMINAL VALUE NIS 0.13 PER SHARE
  (Title of class of securities)                             (CUSIP number)


                              DAVID P. STONE, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                NOVEMBER 13, 2002
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 7 Pages)

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
----------------------------------- ---------------------------------------------- -------------- ----------------------------------
CUSIP No.                           M7524R108                                           13D                    Page 2 of 7
----------------------------------- ---------------------------------------------- -------------- ----------------------------------
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          1            NAME OF REPORTING PERSON:                                   MOSHE NAMDAR
                       I.R.S. IDENTIFICATION NO.                                                  N/A
                       OF ABOVE PERSON (ENTITIES ONLY):
---------------------- --------------------------------------------------------------------------------------------------- ---------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [X]
                                                                                                                             (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                        PF

---------------------- -------------------------------------------------------------------------------------------------- ----------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
---------------------- -------------------------------------------------------------------------- ----------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                                      ISRAELI

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   940,000
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              940,000
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   1,834,300(1)

---------------------- -------------------------------------------------------------------------------------------------- ----------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [ ]
---------------------- -------------------------------------------------------------------------------------------------- ----------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                15.01%

---------------------- -------------------------------------------------------------------------- ----------------------------------
         14            TYPE OF REPORTING PERSON:                                                  IN

---------------------- -------------------------------------------------------------------------- ----------------------------------



--------
(1) Mr. Moshe Namdar disclaims beneficial ownership of all ordinary shares that are owned, may be owned or deemed owned by Mr. Avraham Namdar.

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CUSIP No.                           M7524R108                                           13D                    Page 3 of 7
----------------------------------- ---------------------------------------------- -------------- ----------------------------------

------------------------------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   AVRAHAM NAMDAR
                       I.R.S. IDENTIFICATION NO.                                                  N/A
                       OF ABOVE PERSON (ENTITY ONLY):
---------------------- --------------------------------------------------------------------------------------------------- ---------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [X]
                                                                                                                            (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      PF

---------------------- --------------------------------------------------------------------------------------------------- ---------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       ISRAELI

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   894,300
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              894,300
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   1, 834,300(1)

---------------------- --------------------------------------------------------------------------------------------------- ---------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [ ]

---------------------- --------------------------------------------------------------------------------------------------- ---------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 15.01%

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   IN

---------------------- ----------------------------------------------------------- -------------------------------------------------


---------

(1) Mr. Avraham Namdar disclaims beneficial ownership of all ordinary shares that are owned, may be owned or deemed owned by Mr. Moshe Namdar

---------------------- -------------------- -------------- ---------------------
CUSIP No.              M7524R108                  13D               Page 4 of 7
---------------------- -------------------- -------------- ---------------------

ITEM 1.    SECURITY AND ISSUER

           This Amendment No. 3 ("Amendment No. 3") amends, restates and supplements the statement on Schedule 13D filed on July 24, 2002 (the "Statement"), as amended and supplemented by Amendment No. 1, filed on August 1, 2002 and Amendment No. 2, filed on October 3, 2002, but not the exhibits or schedules incorporated thereto, relating to Ordinary Shares, par value NIS 0.13 per share (the "Ordinary Shares"), of Optibase Ltd., a corporation organized under the laws of Israel (the "Issuer").

ITEM 2.    IDENTITY AND BACKGROUND

           This Amendment No. 3 is being filed jointly on behalf of Mr. Moshe Namdar and Mr. Avraham Namdar, each a natural person (collectively, the "Reporting Persons").

           Mr. Moshe Namdar is principally engaged in the diamond industry. Mr. Moshe Namdar's business address is c/o Schachter-Namdar, Yahalom Building, Ramat-Gan, Israel 52521. Mr. Moshe Namdar, in the last five years, has not been
(i) convicted in a criminal proceeding or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Moshe Namdar is a citizen of Israel.

           Mr. Avraham Namdar is principally engaged in the diamond industry. Mr. Avraham Namdar's business address is c/o Schachter-Namdar, Yahalom Building, Ramat-Gan, Israel 52521. Mr. Avraham Namdar, in the last five years, has not been (i) convicted in a criminal proceeding or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Avraham Namdar is a citizen of Israel.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           As of the date hereof, the Reporting Persons purchased an aggregate of 1,834,300 Ordinary Shares for total consideration (including brokerage commissions) of $5,207,333. Such shares were purchased with the Reporting Person's personal funds.

ITEM 4.    PURPOSE OF TRANSACTION

           The Reporting Persons purchased the Ordinary Shares as they have determined that such shares may present significant opportunities for realization of increased shareholder value. The Reporting Persons specifically reserve the right to continue to acquire Ordinary Shares from time to time in the open market or otherwise and to sell any Ordinary Shares at any time and from time to time in the open market or otherwise. In addition, subject to applicable law, the Reporting Persons specifically reserve the right to discuss with other shareholders of the Issuer matters that may be of common concern. No agreements, arrangements or understandings exist between the Reporting Persons and third parties with respect to the foregoing.

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CUSIP No.              M7524R108                  13D               Page 5 of 7
---------------------- -------------------- -------------- ---------------------

                     Except as set forth in this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons specifically reserve the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) Mr. Moshe Namdar and Mr. Avraham Namdar are brothers. As a result, each of the Reporting Persons may be deemed to beneficially own 1,834,300 Ordinary Shares, or approximately 15.01% of the total outstanding Ordinary Shares (based on the number of the Issuer's Ordinary Shares outstanding as of June 15, 2002, of 12,220,096, as stated in the Issuer's annual report on form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on June 28, 2002).

           (b) Mr. Moshe Namdar has the power to vote or direct the vote and dispose or direct the disposition of 940,000 Ordinary Shares covered by this
Schedule 13D.

           Mr. Avraham Namdar has the power to vote or direct the vote and dispose or direct the disposition of 894,300 Ordinary Shares covered by this
Schedule 13D.

           (c) Transactions in the Ordinary Shares effected by the Reporting Persons since October 3, 2002 are described in Schedule A attached hereto and incorporated herein by reference. All such transactions were effected in the open market on the Nasdaq National Market.

           (d), (e) Not applicable.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS


Exhibit No.                                 Description
-----------                                 -----------

Schedule A          Information concerning transactions in the Ordinary Shares effected by the Reporting Persons

---------------------- -------------------- -------------- ---------------------
CUSIP No.              M7524R108                  13D               Page 6 of 7
---------------------- -------------------- -------------- ---------------------


SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.


November 17, 2002

                                              Moshe Namdar

                                              /s/ Moshe Namdar
                                              -------------------------------



                                              Avraham Namdar

                                              /s/ Avraham Namdar
                                              -------------------------------

---------------------- -------------------- -------------- ---------------------
CUSIP No.              M7524R108                  13D               Page 7 of 7
---------------------- -------------------- -------------- ---------------------

                                   SCHEDULE A

                 Schedule of Transactions in the Ordinary Shares


  Date of             Number of       Price per            Nature of
Transaction            Shares           Share             Transaction
-----------            ------           -----             -----------

   10/9/02             50,000          $  1.68             Purchase(1)
  10/14/02             25,000          $  1.58             Purchase(1)
  11/13/02             25,000          $  1.65             Purchase(1)
  11/13/02             50,000          $  1.69             Purchase(1)






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(1) Purchase by Mr. Moshe Namdar